May 4, 2007
Ms. Peggy Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	AuthenTec, Inc. Registration Statement on Form S-1 Filed March 16, 2007 File No. 333-141348
Dear Ms. Fisher:
     On behalf of AuthenTec, Inc. (the “Company”), we hereby submit to you Amendment No. 1 to the Company’s above-referenced Registration Statement on Form S-1 reflecting changes made in response to the Staff’s comment letter dated April 12, 2007.
     All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company. Each numbered paragraph corresponds to the numbered paragraphs of the April 12, 2007 comment letter, followed by the Company’s responses to the Staff’s comments.
Prospectus Cover Page
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. Also
     Response: The Company has requested that we confirm to the Staff that any preliminary prospectus circulated by the Company will include all non-Rule 430A information. At present, the Company does not have an estimated price range but will include a price range prior to printing and distributing any preliminary prospectus.
Prospectus Summary
2.	The disclosure in the summary should be a balanced presentation of your business. In your first paragraph where you disclose your revenue growth, please also include a discussion of your losses and accumulated deficit. Also, we note your discussion of your strengths on page 2 of the summary. Please balance that with a discussion in the summary of the material risks your business faces.

Securities and Exchange Commission
May 4, 2007
Page Two
     Response: In accordance with the Staff’s request for a balanced presentation of the Company’s business in the Summary, the Company concluded that it was appropriate to add an entire new section to the Summary entitled “Risks Affecting Us”. This section discloses information regarding the Company’s losses and accumulated deficit and other material risks its business faces.
3.	Expand the first paragraph to clarify that two customers accounted for almost 60% of your revenues, and five customers accounted for more than 80% of revenues during 2006.
     Response: The Company has disclosed the requested information concerning customer concentration in the new section of the Summary entitled “Risks Affecting Us.”
4.	We note you identified nine of your 100 customers in the first paragraph. Please tell us the objective criteria you used to determine which customer to highlight here. We note you do not identify your second and third largest customers.
     Response:
     The objective criteria the Company used to determine which customers to highlight are set forth below.
     As set forth in the Company’s disclosure in the Registration Statement under “Business — Customers,” the Company principally sells its products to original equipment manufacturers (OEM), original design manufacturers (ODM) and contract manufacturers. ODMs and contract manufacturers typically sell to the OEMs who generally determine which components to use. The Company determined that it would be appropriate to highlight the OEMs in the Prospectus Summary as they are the Company’s ultimate end customer, rather than ODMs that typically manufacture and sell to OEMs.
     The customers highlighted in the first paragraph of the Prospectus Summary sell their products into our two primary target markets: PC and wireless. The Company’s criteria for choosing the OEMs to highlight was based upon the OEMs’ market position, short and long-term strategic value to the Company and historical and expected utilization of the Company’s products. Fujitsu, LG Electronics and Samsung are the only OEM companies that are both PC and wireless OEM customers of the Company. Asustek, Hewlett-Packard, Lenovo Group Limited, and Toshiba were all top 10 notebook OEMs based on overall units shipped in 2006 according to International Data Corporation and were all top 15 OEM customers of the Company in 2006. High Tech Computer Group is both an OEM and ODM in both the wireless and PC markets. The Company’s second and third largest direct customers are Compal and Inventec, which are both

Securities and Exchange Commission
May 4, 2007
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ODMs. As noted in “Business- Customers”, both of these customers supply Hewlett Packard and some of the other OEMs noted above.
5.	Please provide the bases for your estimates that 10% of laptops shipped in 2006 contained a fingerprint sensor and that over 15% of M-Commerce enabled mobile phones shipped in Japan in 2006 included in fingerprint sensor.
     Response: The Company’s bases for its estimates that 10% of laptops shipped in 2006 contained a fingerprint sensor included the following:
(a)	International Data Corporation reported that in 2006 over 80 million laptops were shipped;

(b)	The Company sold over 4.0 million fingerprint sensors to PC OEM’s for the 2006 model year;

(c)	The Company’s competitors ship fingerprint sensors into Lenovo, Dell, Acer, Toshiba, Sony and Asustek;

(d)	The Company estimated attach rates for shipments of notebooks with fingerprint sensors that were not sold by the Company and determined this number to be approximately 4 million laptops; and
(e)	The combination of shipments from the Company and fingerprint sensor shipments from other companies into the laptop market in 2006 was estimated to be 8 million units, or 10% of the overall market.
The Company’s bases for its estimates that 15% of M-Commerce enabled mobile phones shipped in Japan included a fingerprint sensor included the following:
(a)	NTT DoCoMo, Inc.’s March 2007 Factbook states that approximately 18 million mobile wallet users in Japan are using NTT DoCoMo’s phones at the end of 2006;

(b)	The Company has shipped 2.9 million fingerprint sensors to Fujitsu for inclusion in the M Commerce enabled mobile phones sold to NTT DoCoMo in 2005 and 2006; and

(c)	15% of the 18 million mobile wallet users is 2.7 million, which is less than the Company’s total shipments of fingerprint sensors to Fujitsu for inclusion in the mobile phones sold to NTT DoCoMo in 2005 and 2006.

Securities and Exchange Commission
May 4, 2007
Page Four
6.	Clarify in the summary that all your products are manufactured by independent subcontractors.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Industry Overview, page 2
7.	Please furnish marked copies of studies that support the statistics cited, and tell us whether all industry data you cite in your document is publicly available. Also tell us whether:
•	you commissioned the industry reports;

•	the industry reports were prepared for use in your registration statement;

•	you are affiliated with the sources of the industry reports; and

•	the sources of the reports consented to being identified and to your use of their data in this registration statement.
     Response: The Company has requested us to confirm to the Staff that (i) all industry data cited in the registration statement is publicly available or can be purchased by the public; (ii) the Company did not commission the industry reports; (iii) the industry reports were not prepared for use in the registration statement; (iv) the Company is not affiliated with the sources of the industry reports; and (v) the sources of the reports that the Company purchased have consented to being identified and to the Company’s use of their data in the registration statement, although the Company does not rely upon these sources as “experts” for the purposes of Item 509 of Regulation S-K. We are providing to the Staff under separate cover marked copies of the relevant pages of the studies that support the statistics cited.
Risk Factors, page 7
Security breaches in systems which integrate our products..., page 14
8.	Please expand your discussion of this risk to include any potential liability you may incur if disclosure of sensitive information occurs.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Future transactions and this offering..., page 16

Securities and Exchange Commission
May 4, 2007
Page Five
9.	Expand to provide enough information so that investors can assess the materiality of this risk.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Dilution, page 24
10.	We note the last paragraph that more than 21 million shares underlying options and warrants are not included in your calculations. Expand to disclose what the dilution would be if you assume that all outstanding options and warrants were exercised. Also disclose how the numbers and percentages in the table at the bottom of page 24 would change, based on that assumption. Provide similar disclosure assuming that the $7.5 million in convertible notes is converted, or clarify to state that the amounts given include the conversion.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Capitalization, page 22
11.	Cash and cash equivalents are not a component of capitalization for purposes of this disclosure. Please delete that item from the table.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Management’s Discussion and Analysis, page 35
12.	Please revise the overview to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350 on our website.

Securities and Exchange Commission
May 4, 2007
Page Six
     Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Intellectual Property, page 46
13.	Please disclose the duration of the material patents.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Competition, page 47
14.	We note in describing your competitive factors you state that you “currently compete favorably with respect to these factors in the aggregate.” While you have described the positive factors pertaining to your competitive position, please balance your disclosure to also describe the negative factors in more detail. We note your risk factor on page 8.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Legal Proceedings, page 48
15.	With regard to the Atmel litigation, please revise to explain more fully the materiality of the patents in question and how your business would be adversely affected in the event that Atmel is successful in obtaining an injunction.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment, however, while the Company believes that it does not infringe upon either of Atmel’s patents, it is impossible to assess the materially of the patents without a determination by the judge of the patent claim limitations. One of these patents relates to a particular type of fingerprint sensor and the other relates to a process for reading and reconstructing a fingerprint image. The scope and coverage of the Atmel patents are restricted by the claims of such patents, and the meaning of the claims is yet to be construed by the court.
16.	Please expand to describe more fully the nature and history of your contractual dispute with Hestia Technologies.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment.

Securities and Exchange Commission
May 4, 2007
Page Seven
Compensation Discussion and Analysis, page 52
17.	We note Mr. Moody’s employment agreement (filed as exhibit 10.7) provides that he is responsible for creating his bonus plan. Please reconcile this provision with your description here regarding how his bonus is determined.
     Response: The Company has revised the disclosure to include a description of the process for creating Mr. Moody’s bonus plan.
18.	You indicate that your compensation committee evaluates individual executive performance with a goal of setting compensation at levels the committee believes are comparable with executives in other companies of similar size and stage of development operating in your industry. Identify the companies you consider “comparable” in this respect.
     Response: The Company has revised the disclosure to clarify the compensation committee’s consideration of the executive compensation paid by other companies, including its use of data from the semiconductor industry and from recently public technology companies. The committee does not focus on specific companies but rather considers the information in its entirety.
19.	We note your disclosure about how annual salaries are set, taking into account individual responsibilities, performance and experience. Please describe more specifically the specific items of performance used in determining such amounts.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment.
20.	We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their discretionary annual bonuses. Provide such disclosure or alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). In this regard, please disclose with greater specificity how you measure the “overall success and the development of [y]our business.” Finally, to the extent that that it is appropriate to omit specific targets, discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K. Also, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission
May 4, 2007
Page Eight
     Response: The Company has revised the disclosure in accordance with the Staff’s comments; however, the Company has not disclosed specific information with respect to the revenue, net income, new product pipeline or other targets as the Company believes that this disclosure would provide its competitors access to sensitive commercial and financial information or the Company’s trade secrets. Such access could give the Company’s competitors insight into the Company’s product development process and features being included in its products. With such knowledge competitors would be in a better position to match the Company’s product offerings, which could cause substantial harm to the Company’s business and prospects.
21.	You indicate that the actual amount of bonuses for 2006 was determined in February 2007. Please disclose these bonuses in the Summary Compensation Table. See Item 402(c)(2)(iv) of Regulation S-K. You also indicate in the Compensation Discussion and Analysis that the compensation committee may increase the annual bonus paid to your executive officers. Please disclose whether the actual amount, on a percentage basis, exceeded the 10-20% range established for your executive officers, and the 29% amount established for your chairman and chief executive officer earned in 2006. Please also explain why the CEO’s potential bonus percentage was larger as a percentage of base salary than the other executive officers.
     Response: The amount of bonuses for 2006 are included in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation” as they fall within that definition. The Company has revised the disclosure in accordance with the Staff’s other comments.
22.	Please explain how you determined the amounts of stock options to be granted to your executive officers. Please describe the elements of individual performance and/or contribution that are taken into account in granting these options. For example, please explain why you granted options to your CEO during 2006, and did not appear to grant options to other officers. Also, it appears that the options granted to Mr. Moody in 2006 vest over four years based on your disclosure on page F-18 describing option vesting generally. Please revise your Summary Compensation Table to disclose these options pursuant to SFAS l23(R) to reflect what has been expensed in 2006 or advise why it is not appropriate to do so.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment.
     Grants of Plan — Based Awards in 2006, page 57

Securities and Exchange Commission
May 4, 2007
Page Nine
23.	It appears from your disclosure in the penultimate paragraph on page 53 that the option grants to Messrs. Ciaccia, Iantosca and Sherlock were granted in February 2007. Pursuant to Item 402(d) of Regulation S-K, this table should provide information with respect to awards granted in the last completed fiscal year. Please revise the table accordingly. You may wish to consider moving the disclosure of the 2007 grants to a narrative discussion of this table. See Item 402(e) or Regulation S-K.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Compensation of Directors, page 62
24.	Please briefly describe the nature of the consulting services provided by Mr. Crugnale.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Principal and Selling Stockholders, page 65
25.	Please identify the individuals with beneficial ownership of the shares held by the entities described in this table.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Financial Statements
General
26.	Please update the financial statements when required by Rule 3-12 of Regulation S-X.
     Response: The Company has updated the financial statements as required.
Note 8. Stock Options, page F-19
27.	Please revise to clarify how you determined the fair value of your common stock during fiscal 2006 on the grant dates using retrospective valuations. Please disclose any significant assumptions that were used in these valuations. In addition, provide us

Securities and Exchange Commission
May 4, 2007
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with a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment. The Company notes the Staff’s comment regarding the price range and respectfully advises the Staff that the Company and the underwriters have not yet determined the possible offering price range, so that at this time the Company cannot provide the requested chronological bridge of management’s fair value per share determinations to an estimated IPO price per share. The Company will provide the requested information to the Staff when it is available.
Note 10. Segment Information, page F-20
28.	Please break out separately the U.S. revenue from the Americas line item in accordance with paragraph 38 of SFAS 131.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment.
Note 11.	Subsequent Events, page F-20
29.	Please tell us whether the conversion price of $1.50 per share on the $7.5 million Senior Secured Convertible Notes represents the estimated fair market value of your common stock at the date of issuance, and indicate how this value was determined. If the conversion price is less than the estimate fair market value of your stock at the date of issuance please tell us your accounting treatment for this transaction.
     Response: The $1.50 per share conversion price was determined in arm’s length negotiations between the Company and the Carlyle Group, as lead investor. Subsequent to the issuance, the Company received a third party valuation which determined the fair market value as of February 21, 2007, as $1.08 per share, which is below the conversion price of $1.50. The valuation firm used three different methodologies to estimate the aggregate enterprise value of the Company in February 2007: the discounted cash flow approach, the transaction method and the guideline public company method. The discounted cash flow approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenues and costs. The projections used in connection with these valuations were based on the Company’s expected operating performance over the forecast period. The transaction method considered the convertible note transaction as it was the most recent and relevant transaction for the Company. The guidelines public company method compares the pricing of similar publicly traded stocks having similar financial characteristics , although because the Company is not yet profitable, it was not appropriate to do a market valuation using an earnings multiple, but rather using revenue multiples. The valuation firm then weighted the results of each of these valuations to determine fair market value, taking into account the quality and timeliness of the underlying data and the relevance of each methodology as of the valuation date.
Item 16. Exhibits and Financial Statement Schedules, page II-2.
30.	Please include an updated accountants’ consent with any amendment to the filing.

Securities and Exchange Commission
May 4, 2007
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     Response: The Company filed an updated accountants’ consent with Amendment No. 1 and notes the requirement to continue to do so in future filings.
Undertakings
31.	Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include these undertakings.
     Response: The Company has revised the disclosure in accordance with the Staff’s comment.
     If you have any additional comments or questions, please feel free to contact the undersigned at (212) 335-4831, Nancy A. Spangler at (703) 773-4021 or Tony Saur at (212) 335-4688.
Very truly yours,
/s/ John E. Depke
John E. Depke